UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

AMENDMENT NO. 2

Under The Securities Exchange Act of 1934

TORM A/S
(Name of Issuer)

Common Stock, par value 5 Danish Kroner per share
(Title of Class of Securities)

891072100
(CUSIP Number)

Areti Charidemou
21 Vassili Michailidi Street
3026 Limassol, Cyprus
PO Box 54708, CY-3727, Cyprus

With a copy to:
Gary J. Wolfe, Esq.
Seward & Kissel LLP
One Battery Park Plaza
New York, NY 10004
(212) 574-1200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 23, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	891072100

1.	NAME OF REPORTING PERSONS Ryder Holdings Limited Liability Company
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[X]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Liberia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

23,456,100

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

23,456,100

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
23,456,100

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[ ]
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.2%

14.	TYPE OF REPORTING PERSON*

HC
*SEE INSTRUCTIONS

CUSIP No.	891072100

1.	NAME OF REPORTING PERSONS Beltest Shipping Company Limited
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[X]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

23,456,100

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

23,456,100

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
23,456,100

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[ ]
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.2%

14.	TYPE OF REPORTING PERSON*

CO
*SEE INSTRUCTIONS

CUSIP No.	891072100

1.	NAME OF REPORTING PERSONS Menfield Navigation Company Limited
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[X]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

14,564,704

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

14,564,704

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
14,564,704

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[ ]
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.0%

14.	TYPE OF REPORTING PERSON*

CO
*SEE INSTRUCTIONS

CUSIP No.	891072100

1.	NAME OF REPORTING PERSONS Lodge Holdings Inc.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[X]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Liberia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

14,564,704

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

14,564,704

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
14,564,704

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[ ]
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.0%

14.	TYPE OF REPORTING PERSON*

HC
*SEE INSTRUCTIONS

CUSIP No.	891072100

1.	NAME OF REPORTING PERSONS First Link Management Services Limited (1)
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[X]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

38,020,804

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

38,020,804

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
38,020,804

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[ ]
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

52.2%

14.	TYPE OF REPORTING PERSON*

OO
*SEE INSTRUCTIONS

(1) The Cypriot company, First Link Management Services Limited ("First Link"), is the trustee of the Alpha Trust (the "Trust"), which is a trust settled in Cyprus, under Cypriot law, the beneficiaries of which are members of the Gabriel Panayotides family. First Link may be deemed to beneficially own 38,020,804 shares of common stock, par value 5 Danish Kroner per share (the "Common Stock"), of Torm A/S (the "Issuer"), and more specifically:

(i) 23,456,100 shares of Common Stock, through its control over the shares of Ryder Holdings Limited Liability Company ("Ryder") and Beltest Shipping Company Limited ("Beltest"), the shares of which are directly and indirectly held in the Trust; and

(ii) 14,564,704 shares of Common Stock, through its control over the shares of Lodge Holdings Inc. ("Lodge") and Menfield Navigation Company Limited ("Menfield"), the shares of which are directly and indirectly held in the Trust.

First Link disclaims beneficial ownership of the 38,020,804 shares of Common Stock except to the extent of its voting and dispositive interests in such Common Stock. First Link has no pecuniary interest in the 38,020,804 shares of Common Stock.

CUSIP No.	891072100

Explanatory Note

This Amendment No. 2 to Schedule 13D (this "Amendment No. 2") amends and supplements the Schedule 13D that was filed with the Securities and Exchange Commission (the "SEC") on May 24, 2002, by Ryder Holdings Inc. (the predecessor of Ryder Holdings LLC) and Beltest Shipping Company Limited (the "Original Schedule 13D") as amended by Amendment No. 1 to the Original Schedule 13D which was filed with the SEC on October 25, 2010, by Ryder Holdings LLC, Beltest Shipping Company Limited and First Link Management Services Limited ("Amendment No. 1", together with this Amendment No. 2 and the Original Schedule 13D, the "Schedule 13D"). Except as set forth in this Amendment No. 2, all information included in the Original Schedule 13D and Amendment No. 1 is incorporated by reference herein and, unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Original Schedule 13D and Amendment No.1.

The purpose of this Amendment No. 2 is to report that the beneficial ownership of First Link Management Services Limited ("First Link") was increased from 23,456,100 to 38,020,804 shares of Common Stock, as a result of the gift by Ms. Eirini Nomikou of all of her shares of Lodge which includes her indirect beneficial ownership of all of the shares of Menfield and the 14,564,704 shares of Common Stock Menfield owns, to Alpha Trust (the "Trust"), a trust settled in Cyprus under Cypriot law, the trustee of which is First Link. Beneficiaries of the Trust are members of the family of Mr. Gabriel Panayotides, who is a member of the board of directors of the Issuer. Ms. Eirini Nomikou is the sister-in-law of Mr. Panayotides.  On a going forward basis, the beneficial ownership of Menfield and Lodge will be reported on this Schedule 13D.

Item 1.	Security and Issuer.

NO MATERIAL CHANGE FROM THE SCHEDULE 13D FILED ON OCTOBER 25, 2010.

Item 2.	Identity and Background
Item 2 is hereby amended and supplemented as follows:

(a.) This Amendment No. 2. is being filed to include the additional Reporting Persons as follows:

(i) Menfield Navigation Company Limited, a Cypriot company ("Menfield"); and
(ii) Lodge Holdings Inc., a Liberian company ("Lodge").

Ryder, Beltest, First Link, Menfield and Lodge are collectively referred to as the "Reporting Persons."

Menfield is the owner of 14,564,704 shares of Common Stock as reported herein and Lodge is the sole shareholder of Menfield.

First Link is the trustee of the Trust which holds in trust all the equity interest in Ryder and Lodge.

(b., c. and f.)
(i) The address of Menfield's principal place of business is 21, Vasili Michailidi Street, 3026 Limassol, Cyprus. The principal business of Menfield is acting as an investment holding company.   The sole director of Menfield is Marina Loizou, a citizen of Cyprus. She is a Cypriot attorney-at-law and her occupation in Menfield is as director/executive officer.

(ii) The address of Lodge's principal place of business is 80 Broad Street, Monrovia, Liberia. The principal business of Lodge is acting as an investment holding company.  The sole director of Lodge is Marina Loizou, a citizen of Cyprus. She is a Cypriot attorney-at-law and her occupation in Lodge is as director/executive officer.

(d. and e.)
To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2, has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.
Item 3 is hereby amended and supplemented as follows:

On September 23, 2011, Ms. Eirini Nomikou gifted all of her shares of Lodge, which includes her indirect beneficial ownership of all of the shares of Menfield and the 14,564,704 shares of Common Stock Menfield owns, to the Trust, the trustee of which is First Link.  Ms. Nomikou did not receive any consideration for these shares of Common Stock.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and restated in its entirety as follows:

The shares of Common Stock beneficially owned by Beltest and Menfield were acquired for investment purposes.  Beltest or Menfield may (i) propose measures which they believe could enhance shareholder value, (ii) acquire additional shares of Common Stock or dispose of all or some of the shares of Common Stock from time to time, in each case in open market transactions, block sales or purchases, privately negotiated transactions or otherwise, or (iii) continue to hold the shares of Common Stock.  The Reporting Persons, however, evaluate their investment in Common Stock on a continual basis and retain their rights to modify their plans.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a. and b) The information set forth in Item 3 is incorporated by reference herein.

According to the Issuer's most recent annual report on Form 20-F, there were 72,800,000 shares of Common Stock issued and outstanding as of December 31, 2010. The Reporting Persons report beneficial ownership of the following shares of Common Stock:

Menfield may be deemed to beneficially own 14,564,704 shares of Common Stock, representing approximately 20.0% of the outstanding shares of Common Stock. Menfield has the sole power to vote 0 shares of Common Stock and the shared power to vote 14,564,704 shares of Common Stock.  Menfield has the sole power to dispose of 0 shares of Common Stock and the shared power to dispose of 14,564,704 shares of Common Stock.

Lodge may be deemed to beneficially own 14,564,704 shares of Common Stock, representing approximately 20.0% of the outstanding shares of Common Stock.  Lodge has the sole power to vote 0 shares of Common Stock and the shared power to vote 14,564,704 shares of Common Stock.  Lodge has the sole power to dispose of 0 shares of Common Stock and the shared power to dispose of 14,564,704 shares of Common Stock.

Beltest may be deemed to beneficially own 23,456,100 shares of Common Stock, representing approximately 32.2% of the outstanding shares of Common Stock.  Beltest has the sole power to vote 0 shares of Common Stock and the shared power to vote 23,456,100 shares of Common Stock.  Beltest has the sole power to dispose of 0 shares of Common Stock and the shared power to dispose of 23,456,100 shares of Common Stock.

Ryder may be deemed to beneficially own 23,456,100 shares of Common Stock, representing approximately 32.2% of the outstanding Common Stock. Ryder has the sole power to vote 0 shares of Common Stock and the shared power to vote 23,456,100 shares of Common Stock.  Ryder has the sole power to dispose of 0 shares of Common Stock and the shared power to dispose of 23,456,100 shares of Common Stock.

First Link may be deemed to beneficially own 38,020,804 shares of Common Stock, representing approximately 52.2% of the outstanding shares of Common Stock. First Link has the sole power to vote 0 shares of Common Stock and the shared power to vote 38,020,804 shares of Common Stock.  First Link has the sole power to dispose of 0 shares of Common Stock and the shared power to dispose of 38,020,804 shares of Common Stock.

No other persons named in response to Item 2 have the sole or shared power to vote or to direct the vote, to dispose or to direct the disposition of Common Stock that is the subject of this Statement.

(c.) Except as described herein, none of the Reporting Persons, nor any executive officer or director of the Reporting Persons, has engaged in any transaction since the most recent filing of Schedules 13D by the Reporting Persons.

(d.) Not applicable

(e.) Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

To the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships among the persons named in Item 2 with respect to any securities of the Issuer, except as described herein.

Item 7.	Material to be Filed as Exhibits.

Exhibit A – Joint Filing Undertaking.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 3, 2011
(Date)

RYDER HOLDINGS LLC

/s/ Areti Charidemou
(Signature)

Areti Charidemou, Director
(Name/Title)

BELTEST SHIPPING COMPANY LIMITED

/s/ Areti Charidemou
(Signature)

Areti Charidemou, Director
(Name/Title)

MENFIELD NAVIGATION COMPANY LIMITED

/s/ Marina Loizou
(Signature)

Marina Loizou, Director
(Name/Title)

LODGE HOLDINGS INC.

/s/ Marina Loizou
(Signature)

Marina Loizou, Director
(Name/Title)

FIRST LINK MANAGEMENT SERVICES LIMITED, AS TRUSTEE

/s/ Areti Charidemou
(Signature)

Areti Charidemou, Director
(Name/Title)

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

EXHIBIT A

JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby executes this agreement as an exhibit to this Schedule 13D/A with respect to the Common Stock of TORM A/S to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, as amended, to file this Schedule 13D/A jointly on behalf of each such party.

October 3, 2011
(Date)

RYDER HOLDINGS LLC

/s/ Areti Charidemou
(Signature)

Areti Charidemou, Director
(Name/Title)

BELTEST SHIPPING COMPANY LIMITED

/s/ Areti Charidemou
(Signature)

Areti Charidemou, Director
(Name/Title)

MENFIELD NAVIGATION COMPANY LIMITED.

/s/ Marina Loizou
(Signature)

Marina Loizou, Director
(Name/Title)

LODGE HOLDINGS INC.

/s/ Marina Loizou
(Signature)

Marina Loizou
(Name/Title)

FIRST LINK MANAGEMENT SERVICES LIMITED, AS TRUSTEE

/s/ Areti Charidemou
(Signature)

Areti Charidemou, Director
(Name/Title)

SK 03810 0001 1231505 v2